FIRST CORPORATION

254 – MIDLAKE BOULEVARD, SE

CALGARY, AB T2X 2X7

1.1.7283 403.256.3302

12 May, 2006

United States Securities and Exchange Commission

Washington, DC 20549

Mail Stop 3561

Attention Ms. Susann Reilly & Mr. Raj Rajan

SEC File # - 333-122094

Dear Ms. Reilly and Mr. Rajan

Please let this letter be in response to yours of May 3, 2006.  We have included revised financial statements for the year ended September 30, 2005 (notes) and the six month interim period ended March 31, 2006.

We have also attached a current consent from our independent accountant as an exhibit.

We have carefully reviewed this filing and trust its quality will meet with your approval.  We are sending three plain copies to you via courier for your convenience.

Yours very truly

First Corporation

/s/ Todd Larsen, President and CEO